Mail Stop 4-6

March 7, 2005


Mr. Thomas K. Barton
Chief Executive Officer
Rackable Systems, Inc.
1933 Milmont Drive
Milpitas, California 95035

Re:	Rackable Systems, Inc.
	Registration Statement on Form S-1 filed February 4, 2005
	File No. 333-122576

Dear Mr. Barton:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, provide neither the number of shares to be offered nor the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. Please see Section II.A.7 of Release
No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule
430A.

Inside Front Cover Page

3. We note that your graphic artwork contains narrative text which includes phrases such as "high-density compute and storage servers,"
"open architecture approach," "scale out datacenter deployments," and
"half-depth design." Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March
31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. Please also provide us with support for your statement that your high-capacity storage systems are "low cost."

Prospectus Summary

4. Please supplementally provide us support for your statement, in this summary and elsewhere in the prospectus, that you are "a leading global provider of high-density compute servers and high-capacity storage systems." Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. We note your statement on page 3 that you are "subject to intense competition from some of the largest enterprise computing and storage companies in the world."

5. We note your list of customers in this section and your more extensive listing of customers on page 63 of your filing. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus.  We note that on page 63 you
state that the customers identified represented "large deployments in
those industries in the first nine months of 2004." Does "large" signify the largest deployments for the period or are they samples from a certain threshold in terms of revenue, servers or something
else?   Further, please explain why the list of customers in your
registration statement is different to some degree from the list of customers on your Web site.

6. We note your statement that you are "substantially dependent on a small number of customers for a large portion of [y]our revenues" as well as your later disclosure suggesting that such customers change over time as their requirements become fulfilled. Please revise your statement in this summary to clarify that your dependency is not on a small number of recurring customers, but rather significant customers in a given period that may not be significant in subsequent periods as their needs are fulfilled.

The Offering

7. We note your statement regarding "the conversion and automatic redemption of all of [y]our preferred stock" as well as your disclosure on page 91 stating that the Series A preferred stock will be converted to Series B preferred stock which in turn will be redeemed for $1.25 and .7 shares of common stock per one share of Series B preferred stock. Please consider clarifying your initial statement as it appears to suggest that all shares of a class of preferred stock will be both converted and redeemed for cash and shares of common stock.

Summary Financial Data

8. Revise your disclosure, under this section or elsewhere in your filing, to include a presentation of pro forma earnings per share that reflects the number of shares whose proceeds will be used to redeem preferred shares or repay debt. You may present additional earnings per share data if you consider such information meaningful.
In either event, provide footnote disclosure that clearly explains the nature and specific computations of the earnings per share measures presented.

9. We note that your presentation of the non-GAAP measure, "Adjusted
EBITDA," includes adjustments for the changes in fair value of embedded derivatives in preferred stock and amortization of stock-based compensation. In light of this disclosure please tell us how you have considered the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.

10. Currently, your presentation of non-GAAP measures includes a reconciliation to net income (loss). This suggests that you consider the non-GAAP measures to be performance measures. However, your disclosure regarding your reasons for presenting the non-GAAP measures indicates, in part, that the measures aid investors in analyzing your ability to generate cash flows. Revise your presentation to resolve this apparent inconsistency. Alternatively, tell us why you believe a revision is not necessary.

11. Revise the discussion of your non-GAAP measures to include, or provide a cross-reference to, discussion of the limitations of these measures. See page 46 of your filing.

Risk Factors

12. We note that certain risk factors you have disclosed identify potential risks resulting from the described uncertainty or cause. For example, your risk factor on page 10 discusses the possible risk of pricing pressure by financially stronger competitors. Please review your risk factors in light of this comment and disclose any material incidence, if any, in which such an event has occurred and the actual material effects on your business as a result.

Our products incorporate open standard, commoditized components and materials..., pp. 10-11

13. Please consider elaborating on any material relationship with your suppliers. Notwithstanding your lack of long-term supply arrangements, do certain key suppliers provide a significant volume of your components and/or work effectively within your just-in-time production framework such that the loss of such a supplier would materially affect your operations? Any agreements with such suppliers may need to be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology..., p. 14

14. We note your statement that you rely heavily on Intel and Advanced Micro Devices as component suppliers. In light of the importance of their components to your products, it appears that any agreement with such suppliers would need to be filed as exhibits to the registration statement. Does an agreement govern your ownership of the product innovations developed by them at your direction? Does your product or business materially depend on any such innovation owned by you but developed by a supplier?

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products..., pp. 11-12

15. We note that your servers run on Linux or Microsoft Windows operating systems. Do you provide the installation of the operating system for your customers as well as the license for Microsoft Windows? Provide your analysis as to whether any agreement with Microsoft is material to your business and would need to be filed as an exhibit to your registration statement. If you believe this is an
"ordinary course" arrangement, please explain the basis of that belief in reasonable detail.

16. Please briefly elaborate on the litigation surrounding the Linux operating system and how such litigation has the effect of impeding adoption of Linux as well as its specific effect on your business. Do Linux servers represent a significant share of the servers you sell?

We depend on our Foundation Series computer servers for
substantially
all of our revenues...., p. 14

17. Please clarify here and in your business section whether you intend the Scale Out Series compute servers to replace your Foundation Series compute servers. We note that your first sale of the Foundation Series occurred five years ago. Has the Foundation Series been superseded or is it being replaced as a product or do you plan the Scale Out Series to be another product in your product line-up? Please also specify here or elsewhere in your prospectus, such as your management`s discussion and analysis, the percentage of revenue that the Foundation Series represented for the applicable financial statement periods.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divery management`s attention and affect our ability to attract and retain qualified board members, pp. 16-17

18. Please disclose the measures that you will or have already put in place to timely identify and accurately report complex accounting issues other than those related to equity and derivative transactions. Additionally disclose whether you will or already have implemented your auditors` suggestions or other measures regarding the reportable material weakness.

Use of Proceeds

19. We note in your management`s discussion and analysis on page
32
that you intend to increase your research and development as well as your sales and marketing spending in order to "expand our product portfolio and add new features to our existing products" and to "hire additional sales personnel." We also note your risk factors on page
11 discussing your expansion plans. Further, your cash flow for the nine months ended September 30, 2004 is negative. As a result, it appears your expansion plans require the use of your proceeds from this offering. Do you have a business plan for your use of proceeds encompassing your plans for expansion and any other uses? Please detail and describe the intended application of the proceeds from this offering in light of your foregoing expansion plans as well as any existing business plan.

20. Please detail the interest rate and maturity date for the promissory notes in which proceeds from the offering will be used to repay. Please see the Instructions to Item 504 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, pp. 29-35

21. Please supplementally inform us and consider providing disclosure regarding the reason for the purchase of all of the assets and assumption of all of the liabilities of Old LLC by GNJ, Inc. Please also inform us of the reason for the subsequent merger of Old LLC into GNJ, Inc. in light of the prior asset and liability transfer.

22. We note your recent introduction of your Scale Out Series products. This new product line appears to be a material trend with respect to your revenues. Please provide additional disclosure in this section regarding the market conditions for the new product and management`s views as to the trend towards increasing reliance on the new product line and its prospective impact on your financial condition. Do you plan to shift sales and marketing resources to your Scale Out Series from your Foundation Series? Please note our prior comment regarding the Scale Out Series.

23. We note your risk factor discussion on page 12 regarding your plan to adopt a channel strategy. This sales strategy appears to be a material divergence from your historical reliance on direct sales.
Please provide additional disclosure regarding your plan to develop channel sales and its prospective impact on your business operations, capabilities and financial condition. How will establishing your channel strategy affect your sales and marketing expenses going forward and will resources be shifted from your current direct sales approach?

24. We note your disclosure on page 31 that your product warranty is for one year, but on page 37 you disclose that your product warranty period is one to three years. Please clarify and reconcile these two statements.

25. Please elaborate on the relationship with Hewlett-Packard in which HP acted as a contractual intermediary for your sales to Microsoft. Please explain the economic and business consequences of the change in your relationship with Microsoft on your operations, if any. Further, in light of the significant amount of revenue Microsoft and Yahoo! accounted for in 2004, please file your agreement with Microsoft and/or HP with respect to your sales to Microsoft as well as your agreement with Yahoo!. We also note your disclosure on page 63 that you expect to contract directly with Microsoft as well as on page F-22 of a September 2003 agreement with
Yahoo! for a significant purchase arrangement. If material, such agreement may also need to be filed as an exhibit to your registration statement. Please see Item 601(b)(10)(ii) of Regulation
S-K.

26. We note your disclosure that Sanmina-SCI, E-Cycle and Synnex are your current contract manufacturers. Please disclose how much each manufacturer contributes to the production of your products. In this regard, the extent of your reliance upon Sanmina`s supply of "the majority of our finished products" and the extent of reliance on the other contractors is unclear. Given what appears to be substantial reliance upon Sanmina and the potential adverse impact of interruption of supply from that contract manufacturer, it appears that the contract manufacturing agreement with Sanmina should be filed as an exhibit. The terms of the contractual relationship of that principal supplier should be expanded in the prospectus that describes your relationships with contract manufacturers. Depending on the extent of your reliance upon the other contract manufacturers and the potential consequences of interruption in your relationships with the other suppliers, it appears, the agreements with them may need to be filed as exhibits to your registration statement. Please see Item 601(b)(10)(ii) of Regulation S-K.

27. The discounts and pricing pressure in your gross profit discussion appear to be material trends that may benefit from further discussion in your management`s discussion and analysis. Are discounts provided to all customers or are they negotiated specifically with large volume customers? In addition, please consider elaborating on any material trend related to current DRAM pricing. Do prices appear to be moving up? What affects DRAM pricing and causes its volatility? How much does DRAM contribute to your pricing?

Results of Operations, pp. 39-44

28. Please quantify the impact of each identified source for significant changes from period to period in line items of your financial statements. For example, you state that your increased revenue for the nine months ended September 30, 2004 from the nine months ended September 30, 2003 is attributable to follow-on sales to existing customers as well as sales to new customers. How much did each contribute to the increase in your revenues? Did the increased headcount in your sales and marketing department contribute to the additional $3 million increase in your sales and marketing expense in your comparison of the same periods? Please review your disclosure in this section in light of this comment. Please refer to Section III.D of Release No. 33-6835 for guidance.

29. If material, please disclose whether in connection with the patent litigation, discussed on page 41, you incurred and recorded any settlement amounts.

Comparison of the Years Ended December 31, 2003 and September 30,
2002, pp. 42-43

30. Please reconcile your statements in your general and administrative expense discussion in which you attribute the $3.5 million increase in the expense primarily to increased headcount with your following statements that headcount increased by three employees and $1.4 million of the increase was due to the amortization of patents. Please quantify the increase attributable to increased headcount.

Comparison of the Years Ended September 30, 2002 and 2001, pp. 43-
44

31. In your cost of revenue and gross profit discussion, please clarify how the decrease in gross profit is attributable to a significant customer. Is this the customer who reduced their order from 2001 to 2002? If so, explain the business conditions that led to the reduction in their order? Did competitive market conditions play a role? Were significant discounts provided to this customer?
Were its needs for your products satisfied in the prior period?

Selected Quarterly Financial Information, pp. 47-48

32. Please revise to provide for eight quarters of financial information and disclose the per share loss data as required by Item
302(a)(1) of Regulation S-K.

Liquidity and Capital Resources, pp. 49-52

33. We note that you anticipate that your "operating cash flow, together with the net proceeds of this offering and available borrowings," will be sufficient for your needs in the next 12 to 24 months. Please explain your reliance on operating cash flow to fund your needs in light of the fact that your cash flow from operations has been negative at times and in particular for the nine months ended September 30, 2004. Further, please provide your estimated cash needs for the next 12 to 24 months.

34. Regarding the line of credit discussed under Note 10 to your financial statements, expand your disclosure under this section to:

* Provide the material terms and covenants for the line of credit in quantitative terms, as well as whether you are currently in compliance with the covenants;
* Explain the reasons in drawing down the full amount available under your line of credit and discuss the uses of such funds;
* Discuss your plans and your ability in renewing the credit line before its maturity on March 31, 2005 and/or repaying the borrowings under the credit line;
* Discuss material implications and impact of such actions, described in the bullet above, or absence thereof, on your short- and long-term commitments and liquidity.

35. Please supplementally advise us why the agreement with Parthenon
Capital LLC was terminated three years prior to its expiration in spite of the fact that fees for the remaining term of the agreement appears to have been paid in full. Please also advise us of the reason for the repurchase of the warrant obligation as well as the shares held by your founders.

36. In your February 2005 agreement with Rackable Investment, we note that you agreed to, among other things, amend your current voting agreement. However, it does not appear that the amendment has been filed as an exhibit to your registration statement nor mentioned in your discussion of the voting agreement under your certain transactions and related party transactions section. Please file the amendment.

Business

37. With respect to any third-party statements in your prospectus such as the market data by IDC presented in business, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.
Also,
supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

We note your industry data discussion on page 73. Rather than aggregating the industry data references in the location on page 73, attribute the industry data to specific sources where the industry data is presented. Additionally, eliminate the disclaimer to the effect that you do not "guarantee the accuracy or completeness of this data". If you do not reasonably believe that the information is accurate and is data on which investors may reasonably rely in making their investment decisions, you should eliminate the data from your filing. Revise the text as necessary so that you do not suggest that
Rackable could lack a reasonable belief as to the completeness and accuracy of the market data it elects to include in the filing

Industry Background, pp. 57-60

38. In your power management issues discussion on page 60 or elsewhere in your business section, please discuss the issues with respect to AC or DC power for servers and why it appears that DC power is more favorable than AC power. We note your statement that
AC-DC power conversion within a single server is not optimal. Please explain why the power conversion is taking place and why you have a solution for it.

The Rackable Systems Solution, pp. 60-62

39. Please explain your use of the terms "out-of-band and in-band features."

40. We note your disclosure of an OEM license agreement with Sun Microsystems for their Solaris operating system. Do Solaris-installed servers represent a material portion of your revenues? Your license agreement with Sun Microsystems may need to be filed as an exhibit to your registration statement.

Customers, pp. 63-64

41. Please confirm that Snapfish and Data393 have reviewed the text of the prospectus relating to them and concur with the statements concerning product suitability, performance and achievement of objectives or goals.

42. Please supplementally support the statements in the case studies that your products provide "superior power and heat management" and
"superior thermal management."

Service and Support, pp. 70-71

43. Please clarify whether the "sparing" arrangements are part of your standard warranty services or are part of your new additional maintenance services. Do these "sparing" arrangements result in additional revenue?

Management

Stock Option Grants in Last Fiscal Year, p. 79

44. We note that you have no existing trading market for your shares.
With respect to calculating your potential realizable values, please
see Instruction 7 to Item 402(c) of Regulation S-K.  Please also see
Release No. 33-7009 and Interpretations J.16 and 17 of our July
1997
Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

Certain Relationships and Related Party Transactions

45. Please specify the outstanding units in Rackable Investments
LLC.
Your disclosure in footnote (3) on page 91 presently states the units held by Parthenon Capital as well as Messrs. Barton and Ford, but does not provide a reference as to what such ownership stakes represent. Please also specify whether Rackable Investments engages in any other business or holds assets other than its holdings in your preferred stock.

46. We note your statement on the top of page 92 that if the offering closed after March 2005, then the redemption amount of $1.25 per share would be greater. Please confirm and provide us with a detailed calculation of the redemption amount after March 2005. Because the offering will not be effective prior to March 2005, please also consider revising your disclosure throughout with respect to this increased redemption amount to emphasize the outcomes that are currently possible, rather than a provision of the agreement that exists but is not operative under current conditions.

47. Please specify what services were provided by Messrs. Barton and
Ford with respect to your December 2002 acquisition in light of the fact that they were also employed by Callero Partners. We note that you also paid Callero Partners for services rendered in connection with your December 2002 acquisition.

48. Please specify the reason for the repurchase of shares from your founders in February 2005 and how the purchase price for such shares was determined.

Principal and Selling Stockholders

49. It appears that footnote (9) to your beneficial ownership table is also applicable to the entities affiliated with Parthenon
Capital
and Messrs. Barton and Ford.

50. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are
entities.
Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997
Manual of Publicly Available Telephone Interpretations.

51. Please provide additional disclosure with respect to how each selling stockholder acquired their shares.

Underwriting

52. Please disclose the circumstances under which Lehman Brothers will either shorten or waive the lock-up arrangements with respect to
(1) you and (2) your officers, directors and stockholders.

53. We note your disclosure on electronic distributions on page
104.
Please tell us specifically whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

54. Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the Web site, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning you or your prospectus that has appeared on their Web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

55. Supplementally describe to us the mechanics of how and when your directed shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when you and the underwriters notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Change in Accountants

56. Please revise the disclosure appearing in the first paragraph to state whether Deloitte & Touche resigned, refused to stand for re-election or was dismissed and the date thereof. Indicate whether this change in accountants was recommended or approved by the audit committee or board of directors. See Items 304(a)(1)(i) and 304(a)(1)(iii) of Regulation S-K.

57. Currently, your disclosure regarding disagreements with Deloitte
& Touche addresses the period through the date of the "Rackable Purchase." Revise this disclosure to address the period through the date Deloitte & Touche resigned, refused to stand for re-election or was dismissed. See Item 304(a)(iv) of Regulation S-K.

58. Please revise the disclosure regarding disagreements to indicate the specific period during which Ernst & Young was engaged. In this regard, clarify whether the engagement began on January 23, 2003.

Financial Statements

59. Please tell us your proposed initial offering price as well as when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, p. F-10

60. Please tell us why you believe that the trade names acquired in connection with the acquisition of your predecessor should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic or other factors could limit the useful life of these intangible assets. We may have further comment.

Revenue Recognition, pp. F-10 to F-11

61. As currently presented, disclosures regarding your revenue recognition policies are somewhat general in nature. For example, while you discuss service revenue related to maintenance contracts, you do not indicate whether these services are provided on a stand-alone basis or as part of multiple element arrangements.
Similarly
you do not discuss how you determine the fair value of custom maintenance contracts as part of multiple element arrangements.
      To aid investor understanding, please revise your disclosure to provide the following:
* Describe the material terms of the arrangements under which you provide your products or services. Include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to different customers;
* Clarify the specific return rights you offer, including the types of customers to whom these rights are offered;
* Clarify the payment terms you offer;
* Identify the elements included in each material type of sales transaction;
* Identify all criteria considered in determining when to recognize revenue, and explain how you determine when each of the identified criteria have been met;
* For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined; and
* Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

Additionally, please discuss the revenue recognition policy under your "sparing" arrangements disclosed on page 71 and clarify whether these parts related to "sparing" arrangements are owned by you or the customer.

62. For arrangements that include installation, implementation or similar services, clearly indicate how you consider your performance obligation with respect to any undelivered services in determining the amount of revenue to be recognized with respect to delivered elements. See SAB Topic 13:A.3.c.

Note 16. Stock-Based Compensation, p. F-27 to F-29

63. Provide us, with a view towards additional disclosure, the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the filing of the registration statement:

* The type of security;
* The date of grant/issuance;
* Description/name of option or equity holder;
* The reason for the grant or equity related issue;
* The number of options or equity instruments granted or issued;
* The exercise price or conversion price;
* The fair value of underlying shares of common stock;
* The intrinsic, if any per option;
* The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense; and
* Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Indicate whether the valuation used to determine the fair value of your equity instruments was contemporaneous or retrospective. If the valuation specialist was a related party, indicate this.

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

64. Please tell us and disclose the objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value, provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events, which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock. To the extent that you did not obtain a contemporaneous valuation by an unrelated valuation specialist, indicate this and explain the reasons why.

Note 17. Income Taxes, pp. F-29 to F-30

65. Please provides us with an analysis of your future taxable income projections to substantiate your belief that based on the weight of available evidence, it is more likely than not that the full amount of the deferred tax asset is realizable at September 30, 2004. In your analysis please address all positive and negative factors considered and assumptions made in making such assessment and arriving to such conclusion.

Note 22. Subsequent Events, p. F-34

66. Please disclose the methodology in valuing the approximately
1.2
million shares of common stock you purchased from your three founders and the resulting stock compensation expense, if any.

Item 15. Recent Sales of Unregistered Securities

67. With respect to paragraphs (1) and (3), please provide the date of the transactions. Additionally, please elaborate on the services that were provided with respect to the transaction described in paragraph (3).

Item 16. Exhibits.

68. We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Stathis Kouninis at (202) 942-2883, or Brad Skinner, Branch Chief - Accounting, at (202) 942-1922, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1818 or Barbara Jacobs, Assistant Director, at (202)
942-
1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Timothy J. Moore, Esq.
	Brett D. White, Esq.
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, California 94306
	Telephone: (650) 843-5000
	Facsimile:  (650) 843-5191